VIA EDGAR	October 18, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LiveXLive Media, Inc. Registration Statement on Form S-1 Filed May 11, 2017, as amended File No. 333-217893 Revised Acceleration Request (delay of original acceleration date)

New Requested Date: October 19, 2017

New Requested Time: 4:15 P.M. Eastern Daylight Time

Ladies and Gentlemen:

LiveXLive Media, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the Company’s previous request for acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, which was previously requested for 4:15 p.m. Eastern Daylight Time on Wednesday, October 18, 2017, be delayed so that such Registration Statement will become effective as of 4:15 p.m. Eastern Daylight Time on Thursday, October 19, 2017, or as soon thereafter as practicable.

Sincerely,

LiveXLive Media, Inc.

/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Chief Executive Officer

cc:	Jerome N. Gold, LiveXLive Media, Inc..
Allen Z. Sussman, Esq., Loeb & Loeb LLP